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                                                                     Exhibit 2.2

WEDNESDAY JUNE 28, 11:00 AM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: Lincare Holdings Inc.

LINCARE HOLDINGS INC. EXPANDS OPERATIONS IN THE SOUTHEASTERN UNITED STATES WITH ACQUISITION OF UNITED MEDICAL INC.

CLEARWATER, Fla., June 28 /PRNewswire/ -- Lincare Holdings Inc. (Nasdaq: LNCR - news), one of the nation's largest providers of oxygen and other respiratory therapy services to patients in the home, today announced that it has acquired the assets and business of United Medical Inc., a leading regional provider of home respiratory and other medical services and equipment.

United Medical provides home oxygen and other respiratory therapy services, durable medical equipment and infusion therapy services and has annual revenues of approximately $60 million. United Medical currently operates through 42 locations in nine states including Alabama, Arkansas, Mississippi, Missouri, North Carolina, Oklahoma, Tennessee, Texas, and Virginia. With this acquisition, Lincare now provides services and equipment to more than 250,000 customers in 44 states.

Commenting on the acquisition, John P. Byrnes, Lincare's Chief Executive Officer said, "For several years now, Lincare has steadily grown its business through a combination of internal growth and strategic acquisitions. By acquiring United Medical, the Company significantly enhances its presence as a major provider of respiratory and other home care services in the Southeastern United States. Additionally, the acquisition provides new opportunities for growth in our core business. During 2000, we have now acquired 15 businesses with aggregate annual revenues of over $80 million. For the balance of the year, Lincare will focus its efforts on internal growth opportunities and integrating its acquired businesses."

Statements contained in this release that are not based on historical facts are forward looking statements, subject to uncertainties and risks, including, but not limited to, the constantly changing health care environment, potential reductions in reimbursement by government and third party payors for the Company's products and services, the demand for the Company's products and services, economic and competitive conditions, the availability of appropriate acquisition candidates and the successful completion of acquisitions, access to borrowed and/or equity capital on favorable terms, and other risks detailed in the Company's Securities and Exchange Commission filings.

SOURCE: Lincare Holdings Inc.